Exhibit 12.2

CONSUMERS ENERGY COMPANY

Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

	In Millions, Except Ratios
Years Ended December 31	2011	2010	2009	2008	2007
Earnings as defined[1]
Pretax income from continuing operations	$734	$688	$456	$562	$437
Exclude equity basis subsidiaries	—	—	—	—	—
Fixed charges as defined	287	296	313	276	293

Earnings as defined	$1,021	$984	$769	$838	$730

Fixed charges as defined[1]
Interest on long-term debt	$251	$246	$250	$229	$236
Estimated interest portion of lease rental	18	16	17	25	23
Other interest charges	18	34	46	22	34

Fixed charges as defined	$287	$296	$313	$276	$293
Preferred dividends	3	3	3	3	3

Combined fixed charges and preferred dividends	$290	$299	$316	$279	$296

Ratio of earnings to fixed charges	3.56	3.32	2.46	3.04	2.49
Ratio of earnings to combined fixed charges and preferred dividends	3.52	3.29	2.43	3.00	2.47

NOTES:

[1]	Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.